[redacted]

SECUR 06004216 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
199

BB 3/9 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

AB 3/13

SEC FILE NUMBER
8-66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker STE 5440
(No. and Street)

Chicago IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200 Orland Park IL 60462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/17

OATH OR AFFIRMATION

I, Bastiaan Van Kempen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

B. van Kempen
Signature

President
Title

"OFFICIAL SEAL"
JUANITA TORRES
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 07/29/09

Juanita Torres
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). and Members' Equity.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

OPTIVER US, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
Optiver US, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Optiver US, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Optiver US, LLC at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Mulcahy, Pauritsch, Salvador & Co., LTD.

January 31, 2006
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

OPTIVER US, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 153,627
Receivables from brokers-dealers and futures commission merchants	5,726,589
Receivables, other	239,483
Securities owned and long options, at market	120,277,121
Prepaid expenses and other	48,619
Equipment and leasehold improvements, less accumulated depreciation of $399,934	881,286
Exchange membership, at cost	490,799
Total assets	$ 127,817,524

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 1,161,648
Payable to broker-dealers and futures commission merchants	56,488,098
Securities sold, not yet purchased, and options sold at market	49,674,529
Due to affiliates	279,981
Total liabilities	107,604,256
Member's equity	20,213,268
Total liabilities and member's equity	$ 127,817,524

See notes to statement of financial condition.

OPTIVER US, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various stock and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Depreciation

Furniture, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets or the term of the lease.

Income Taxes

The Company is treated as a partnership for income tax purposes and does not incur income taxes. As a result, the statement of financial condition does not reflect a liability for income taxes.

NOTE 2. DUE FROM AFFILIATES

Due from affiliates consists of non-interest bearing advances made to entities affiliated with the Company through common ownership. The advances are uncollateralized and due on demand.

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2005, equipment and leasehold improvements was comprised of the following:

Computers, software and furniture	$ 948,479
Leasehold improvements	332,741
Total	$ 1,281,220

NOTE 4. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, not yet purchased
Equities	$ 90,336,286	$ 18,970,887
Options	29,940,835	30,703,642
Total	$ 120,277,121	$ 49,674,529

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $17,451,191, which was $17,351,191 greater than its required net capital of $100,000.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 7. LEASE OBLIGATION

The Company leases office space under an operating lease expiring June, 2008. The lease provides for an annual base rental plus the Company's share of increases in building operating and maintenance expenses.

Rent expense under this lease for the year ended December 31, 2005 was $109,172.

Future minimum lease payments under this lease are as follows:

2006	$	157,757
2007		162,089
2008		82,308
Total	$	402,154

NOTE 8. RETIREMENT PLAN

The Company has a qualified defined contribution plan for eligible employees. Annual contributions are made at the discretion of the Board of Directors. All employees are eligible to participate after meeting age and length of service requirements. During the year ended December 31, 2005, the Company made a contribution to the plan of $26,275.

NOTE 9. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company's Operating Agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the Company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members